UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

                                        RAM Energy Resources, Inc.
(Name of Issuer)

   Common Stock, $0.0001 par value
(Title of Class of Securities)

                         75130P109000
(CUSIP Number)

Melvin Epstein, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
                            (212) 806-5400
Name, Address and Telephone Number of Person
(Authorized to Receive Notices and Communications)

    November 29, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 2 of 20 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). FS Private Investments III LLC Tax ID No. 13-4127833

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 1,834,225 Sole Dispositive Power 0 Shared Dispositive Power 1,834,225

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,225

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 3.0%

14	Type of Reporting Person (See Instructions) OO

Page 3 of 20 Pages

Page 4 of 20 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). ING Barings U.S. Leveraged Equity Plan LLC Tax Id No. 13-4127834

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 388,677 Sole Dispositive Power 0 Shared Dispositive Power 388,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 388,677

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) ..64%

14	Type of Reporting Person (See Instructions) OO

Page 5 of 20 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). ING Furman Selz Investors III L.P. Tax ID No. 13-4121999

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 1,278,078 Sole Dispositive Power 0 Shared Dispositive Power 1,278,078

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,078

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) PN

Page 6 of 20 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Brian P. Friedman Tax ID No. 154-02-413

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 1,834,225 Sole Dispositive Power 0 Shared Dispositive Power 1,834,225

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,225

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 3.0%

14	Type of Reporting Person (See Instructions) IN

Page 7 of 20 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). James L. Luikart Tax ID No.579-54-572

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 1,834,225 Sole Dispositive Power 0 Shared Dispositive Power 1,834,225

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,225

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 3.0%

14	Type of Reporting Person (See Instructions) IN

Item 1.        Security and Interest

                     This Schedule 13D (the "Schedule 13D") relates to the common stock of RAM Energy Resources, Inc. (the "Issuer"), par value $0.0001 per share (the "Common Stock"), and is being filed on behalf of the Reporting Persons (as defined below). The address of the principal executive offices of the Issuer is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.

Item 2.        Identity and Background

                     (a)        This Schedule 13D is filed by (i) FS Private Investments III LLC ("FS Private"), (ii) ING Barings U.S. Leveraged Equity Plan LLC ("ING US"), (iii) ING Furman Selz Investors III L.P. ("ING Furman"), (iv) Brian P. Friedman and (v) James L. Luikart (the persons mentioned in (i) through (v) are referred to as the "Reporting Persons"). This Schedule 13D reports shares held for the account of ING Barings Global Leveraged Equity Plan Ltd. ("ING GLobal"), ING US and ING Furman.

                     (b)        The address of the principal business office of each of the Reporting Persons is 520 Madison Avenue, 12th Floor, New York, NY 10022.

                     (c)         The primary business of ING Global, ING US and Furman is investing in securities. Private Equity Fund which invest in private and publicly-traded companies). FS Private is the manager of ING Global, ING US and ING Furman. The principal business of FS Private is to provide management and advisory services to ING Global, ING US and ING Furman. Mr. Luikart and Mr. Friedman are managing members of FS Private. The principal business of Mr. Friedman and Mr. Luikart is investment management.

                     (d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (e)         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f)         FS Private and ING US are a limited liability company organized in Delaware. ING Global is limited corporation organized in Bermuda. ING Furman is a limited partnership organized in Delaware. Mr. Friedman and Mr. Luikart are individuals residing in the United States.

Item 3.        Source and Amount of Funds or Other Consideration

                     On October 16, 2007, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"; a copy of which is incorporated herein by reference to Exhibit 10.2) with Ascent Energy Inc. ("Ascent") and Ascent Acquisition Corp., a wholly owned subsidiary of the Issuer (the "Merger Subsidiary"), pursuant to which the Merger Subsidiary would merge with and into Ascent and Ascent would be the surviving entity and a wholly-owned subsidiary of the Issuer (such transaction, the "Merger"). On the same date, in connection with the Merger, Ascent entered into a Note Holder Payoff and Recapitalization Agreement (the "Recapitalization Agreement"; a copy of which is incorporated herein by reference to Exhibit 10.3, and, together with the Merger Agreement, the "Agreements") with South Louisiana Property Holdings, Inc., ING Global, ING US, ING Furman, and certain other holders (together with ING Global, ING US and ING Furman, collectively the "Ascent Holders") of the following securities of Ascent: (i) the 16% Senior Notes due 2010 (the "Ascent Senior Notes"), (ii) the 11 3/4% Senior Subordinated Notes due 2010 (the "Ascent Senior Subordinated Notes"), (iii) the 8% Series A Preferred Stock, par value $0.001 per share (the "Ascent Preferred Stock"), and (iv) warrants (the "Ascent Warrants") to purchase shares of common stock, par value $0.001 per share, of Ascent (the "Ascent Common Stock") and, together with the Ascent Senior Notes, the Ascent Senior Subordinated Notes, the Ascent Preferred Stock and the Ascent Warrants, the "Ascent Securities").

                     On November 29, 2007 (the "Closing Date"), the Merger was consummated and the transactions contemplated by the Recapitalization Agreement were consummated. Pursuant to the Agreements, the Ascent Holders received a combination of one or more of the following in exchange for the Ascent Securities held by the Ascent Holders: cash, shares of Common Stock and/or warrants to purchase shares of Common Stock (the "Warrants"). ING Global received a certain amount of cash, 125,910 shares of Common Stock and Warrants to purchase 41,560 shares of Common Stock. ING US received a certain amount of cash, 292,221 shares of Common Stock and Warrants to purchase 96,456 shares of Common Stock. ING Furman received a certain amount of cash, 960,904 shares of Common Stock and Warrants to purchase 317,374 shares of Common Stock. The Warrants have an initial exercise price of $5.00 per share (subject to adjustment), are exercisable immediately and expire on May 11, 2008.

Item 4.        Purpose of Transaction

                     See Item 3.

Item 5.        Interest in Securities of the Issuer

                     (a)        Amount and Percentage of Class Beneficially Owned.

FS Private is the manager of ING Global, ING US and ING Furman, and has the power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock and Warrants reported herein which are held for the accounts of ING Global, ING US and ING Furman, and, in such capacity, may be deemed to beneficially own the shares of Common Stock and Warrants reported herein which are held for the accounts of ING Global, ING US and ING Furman. Mr. Luikart and Mr. Friedman are managing members of FS Private, and, in such capacity, may be deemed to beneficially own the shares of Common Stock and Warrants reported herein which are held for the accounts of ING Global, ING US and ING Furman.

                      Amount Beneficially Owned:(1)

1 Each of (i) Jefferies High Yield Trading, LLC ("Trading"), which beneficially owns 12,348,636 shares of Common Stock and 4,076,035 Warrants; (ii) Jeffries & Company, Inc. ("Jefferies"), which beneficially owns 1,449,399 shares of Common Stock and 478,417 Warrants and may be deemed to beneficially own the shares of Common Stock and Warrants held for the account of Trading; (iii) Jefferies Group, Inc. ("Group"), which may be deemed to beneficially own the shares of Common Stock and Warrants held for the accounts of Trading and Jefferies; and (iv) Jefferies High Yield Holdings, LLC ("Holdings" and, together with Trading, Jefferies and Group, "Jefferies Company"), which may be deemed to beneficially own the shares of Common Stock and Warrants held for the account of Trading, may be considered an affiliate of the Reporting Persons and the Reporting Persons may be deemed to beneficially own the shares of Common Stock and Warrants held by Jefferies Company. In addition, the Reporting Persons and Jefferies Company may coordinate their decisions or actions relating to the holding, voting and/or disposition of the shares of Common Stock beneficially owned by each such person. Each of the Reporting Persons expressly disclaims (a) beneficial ownership of the shares of Common Stock and Warrants beneficially owned by Jefferies Company and (b) that the Reporting Persons and Jefferies Company constitute a "group" or "person" for purposes of Section 13 of the Exchange Act (as defined herein).

                 As of the date hereof:

1.

FS Private may be deemed to be the beneficial owner of 1,834,225 shares of Common Stock. This number consists of (A) 125,910 shares of Common Stock held for the account of ING Global, (B) 292,221 shares of Common Stock held for the account of ING US, (C) 960,904 shares of Common Stock held for the account of ING Furman, (D) 41,560 shares of Common Stock that can be obtained by ING Global upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Global, (E) 96,456 shares of Common Stock that can be obtained by ING US upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Global and (F) 317,174 shares of Common Stock that can be obtained by ING Furman upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Furman.

2.

ING US is the beneficial owner of 388,667 shares of Common Stock. This number consists of (A) 292,221 shares of Common Stock held for its own account and (B) 96,456 shares of Common Stock that can be obtained by ING US upon exercise of Warrants to acquire shares of Common Stock held for the account of ING US.

3.

ING Furman is the beneficial owner of 1,278,078 shares of Common Stock. This number consists of (A) 960,904 shares of Common Stock held for the account of ING Furman and (B) 317,174 shares of Common Stock that can be obtained by ING Furman upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Furman.

4.

Mr. Friedman may be deemed to be the beneficial owner of 1,834,225 shares of Common Stock. This number consists of (A) 125,910 shares of Common Stock held for the account of ING Global, (B) 292,221 shares of Common Stock held for the account of ING US, (C) 960,904 shares of Common Stock held for the account of ING Furman, (D) 41,560 shares of Common Stock that can be obtained by ING Global upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Global, (E) 96,456 shares of Common Stock that can be obtained by ING US upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Global and (F) 317,174 shares of Common Stock that can be obtained by ING Furman upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Furman.

5.

Mr. Luikart may be deemed to be the beneficial owner of 1,834,225 shares of Common Stock. This number consists of (A) 125,910 shares of Common Stock held for the account of ING Global, (B) 292,221 shares of Common Stock held for the account of ING US, (C) 960,904 shares of Common Stock held for the account of ING Furman, (D) 41,560 shares of Common Stock that can be obtained by ING Global upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Global, (E) 96,456 shares of Common Stock that can be obtained by ING US upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Global and (F) 317,174 shares of Common Stock that can be obtained by ING Furman upon exercise of Warrants to acquire shares of Common Stock held for the account of ING Furman.

                 Percentage of Class:

                 The calculations set forth in this Item 4(b) are based on 60,841,636 shares of Common Stock outstanding. This number was received by the Reporting Persons directly from the Issuer.

1.

FS Private may be deemed to be the beneficial owner of approximately 3.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2.

ING US may be deemed to be the beneficial owner of approximately .64% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	ING Furman is the beneficial owner of approximately 2.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.

Mr. Friedman may be deemed to be the beneficial owner of approximately 3.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.

Mr. Luikart may be deemed to be the beneficial owner of approximately 3.0% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

                 (b)        Number of shares as to which such person has:

                 1.           FS Furman

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,834,225
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 1,834,225

                 2.           ING US

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 388,677
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 388,677

                 3.           ING Furman

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,278,078
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 1,278,078

                 4.           Mr. Friedman

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,834,225
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 1,834,225

                 5.           Mr. Luikart

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,834,225
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 1,834,225

                     The filing of this Schedule 13D shall not be construed as an admission that FS Private, ING Global, ING US, ING Furman, Mr. Friedman or Mr. Luikart is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares not held directly for the account of each such person covered by this Schedule 13D.

                     (c)         Not Applicable.

                     (d)        Not Applicable.

                     (e)        Not Applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer(2)

2 The Reporting Persons and Jefferies Company may coordinate their decisions or actions relating to the holding, voting and/or disposition of the shares of Common Stock beneficially owned by each such person. Each of the Reporting Persons expressly disclaims (i) beneficial ownership of the shares of Common Stock held by Jefferies Company and (ii) that the Reporting Persons and Jefferies Company constitute a "group" or "person" for purposes of Section 13 of the Exchange Act.

                     Upon consummation of the Merger and the transactions contemplated by the Reorganization Agreement, on November 29, 2007, ING US and ING Furman entered into Voting Agreements with the Issuer (the "Voting Agreements"; which are incorporated herein by reference to Exhibits 10.4 and 10.5), pursuant to which ING US and ING Furman agreed to vote in favor of the election of directors recommended by the Issuer's board of directors through the Issuer's annual meeting of stockholders to be held in 2009. On the same date, ING US and ING Furman entered into lock-up letters with the Issuer (the "Lock-Up Letters"; which are incorporated herein by reference to Exhibits 10.6 and 10.7), in which ING US and ING Furman agreed, with limited exceptions, not to directly or indirectly sell, offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer or otherwise dispose of, more than 50% of the total shares of Common Stock issued to ING US and ING Furman in connection with the Merger. The term of the Lock-Up Letters began on November 29, 2007 and will end 180 days thereafter. In addition, ING US and ING Furman entered into the Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer, the Designated Holders named on the signature pages thereto, including ING US and ING Furman, and FS Private as Holder Representative (the "Registration Rights Agreement"; which is incorporated herein by reference to Exhibit 10.8), giving the holders of the Common Stock, including ING Furman, certain registration rights. The descriptions of the Voting Agreements, Lock-Up Letters and Registration Rights Agreement in the foregoing paragraph are not intended to be complete and are qualified in their entirety by reference to the full text of each agreement attached to this Schedule 13D as an exhibit.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description

10.1	Joint Filing Agreement, dated as of December 11, 2007, by and among the Reporting Persons.

10.2	Agreement and Plan of Merger, dated October 16, 2007, by and among the Issuer, Ascent and Merger Subsidiary, incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2007.

10.3	Note Holder Payoff and Recapitalization Agreement, dated as of October 16, 2007, by and among Ascent, South Louisiana Property Holdings, Inc., ING US, ING Furman and the other Ascent Holders, incorporated by reference to Exhibit 10.3 to the Schedule 13D filed by Jefferies & Company, Inc., Jefferies Group, Inc., Jefferies High Yield Trading, LLC and Jefferies Holdings, LLC on December 10, 2007.

10.4	Voting Agreement, dated as of November 29, 2007, by and between the Issuer and ING US.

10.5	Voting Agreement, dated as of November 29, 2007, by and between the Issuer and ING Furman.

10.6	Letter Agreement, dated as of November 29, 2007 by and between the Issuer and ING US.

10.7	Letter Agreement, dated as of November 29, 2007, by and between the Issuer and ING Furman.

10.8	Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer, the Designated Holders named on the signature pages thereto and FS Private as Holder Representative, incorporated by reference to Exhibit 10.8 to the Schedule 13D filed by Jefferies & Company, Inc., Jefferies Group, Inc., Jefferies High Yield Trading, LLC and Jefferies Holdings, LLC on December 10, 2007.

Page 16 of 20 Pages

SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 11, 2007

FS PRIVATE INVESTMENTS III LLC

By:/s/ Brian F. Friedman
Name:  Brian P. Friedman
Title:  Managing Member

ING BARINGS U.S. LEVERAGED
EQUITY PLAN LLC
By:    FS Private Investments III LLC,
          as Manager

By:/s/ Brian F. Friedman
Name:  Brian P. Feldman
Title:  Managing Member

ING FURMAN SELZ INVESTORS III L.P.
By:    FS Private Investments III LLC,
          as Manager

By:/s/ Brian F. Friedman
Name:  Brian P. Feldman
Title: Managing Member
/s/ Brian F. Friedman Brian P. Friedman
/s/ James L. Luikart James L. Luikart
Page 17 of 20 Pages

Exhibit Index

Exhibit No.	Description

10.1	Joint Filing Agreement, dated as of December 11, 2007, by and among the Reporting Persons.

10.2	Agreement and Plan of Merger, dated October 16, 2007, by and among the Issuer, Ascent and Merger Subsidiary, incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2007.

10.3	Note Holder Payoff and Recapitalization Agreement, dated as of October 16, 2007, by and among Ascent, South Louisiana Property Holdings, Inc., ING US, ING Furman and the other Ascent Holders, incorporated by reference to Exhibit 10.3 to the Schedule 13D filed by Jefferies & Company, Inc., Jefferies Group, Inc., Jefferies High Yield Trading, LLC and Jefferies Holdings, LLC on December 10, 2007.

10.4	Voting Agreement, dated as of November 29, 2007, by and between the Issuer and ING US.

10.5	Voting Agreement, dated as of November 29, 2007, by and between the Issuer and ING Furman.

10.6	Letter Agreement, dated as of November 29, 2007 by and between the Issuer and ING US.

10.7	Letter Agreement, dated as of November 29, 2007, by and between the Issuer and ING Furman.

10.8	Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer, the Designated Holders named on the signature pages thereto and FS Private as Holder Representative, incorporated by reference to Exhibit 10.8 to the Schedule 13D filed by Jefferies & Company, Inc., Jefferies Group, Inc., Jefferies High Yield Trading, LLC and Jefferies Holdings, LLC on December 10, 2007.

Page 18 of 20 Pages

Exhibit 1

JOINT FILING AGREEMENT

                     The undersigned hereby agree that the Schedule 13D with respect to the Common Stock of RAM Energy Resources, Inc., dated as of December 11, 2007, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: December 11, 2007

FS PRIVATE INVESTMENTS III LLC

By:/s/ Brian F. Friedman
Name:  Brian P. Friedman
Title:  Managing Member

ING BARINGS U.S. LEVERAGED
EQUITY PLAN LLC
By:    FS Private Investments III LLC,
          as Manager

By:/s/ Brian F. Friedman
Name:  Brian P. Feldman
Title:  Managing Member

ING FURMAN SELZ INVESTORS III L.P.
By:    FS Private Investments III LLC,
          as Manager

By:/s/ Brian F. Friedman
Name:  Brian P. Feldman
Title: Managing Member
Page 19 of 20 Pages

/s/ Brian F. Friedman Brian P. Friedman
/s/ James L. Luikart James L. Luikart